Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

News Release Investor Relations and Media contacts: Steve Himes, 678 579 3655 steve.himes@mirant.com

    Audrey Emerson, 678 579 3231

    audrey.emerson@mirant.com

Stockholder inquiries:

    678 579 7777

October 12, 2010

Mirant to Host Q3 2010 Earnings Call and

Special Meeting of Stockholders

ATLANTA – Mirant (NYSE: MIR) today announced it will host an earnings call to discuss its third quarter 2010 financial results.

The call will be held from 9-10 a.m. EDT on Friday, November 5, 2010.

Analysts are invited to listen to the call by dialing 800 289 0463 (International 913 312 0688) and referencing pass code 9947498, or by logging onto www.mirant.com. A recording of the event will be available for playback on this site beginning on Friday, November 5, 2010, at noon EDT. A replay will also be available by dialing 888 203 1112 (International 719 457 0820), and entering the pass code 9947498.

Special Meeting of Stockholders Details

In addition, Mirant previously announced that it will hold its special meeting of stockholders at 9 a.m. EDT on Monday, October 25, 2010, at its headquarters, 1155 Perimeter Center West, Atlanta, Ga. for the purpose of voting upon proposals relating to the merger. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at 8:30 a.m., EDT.

Stockholders are invited to attend the meeting or listen to the event by dialing 800 214 0694 (International 719 955 1425) and entering pass code 875132, or by logging onto www.mirant.com. A recording of the event will be available on this site. A replay will also be available by calling 888 348 4629 (International 719 884 8882) and entering pass code 875132.

Please note that individuals planning to attend the meeting may be asked to present valid picture identification, such as a driver’s license or passport. Reporters planning to attend are requested to pre-register with Audrey Emerson in Investor Relations by calling 678 579 3231 or e-mailing audrey.emerson@mirant.com no later than Thursday, October 21, 2010.

Mirant is a competitive energy company that produces and sells electricity in the United States. Mirant owns or leases more than 10,000 megawatts of electric generating capacity. The company operates an asset management and energy marketing organization from its headquarters in Atlanta. For more information, please visit www.mirant.com.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy, Inc. (“RRI Energy”) and Mirant, RRI Energy filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of RRI Energy and Mirant and that also constitutes a prospectus of RRI Energy. The registration statement was declared effective by the SEC on September 13, 2010. RRI Energy and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of

RRI Energy and Mirant shareholders in connection with the proposed merger is contained in the joint proxy statement/prospectus. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced registration statement on Form S-4. You can obtain free copies of these documents from RRI Energy and Mirant as described above.